Exhibit 99.1

Condensed Consolidated Interim Financial Statements
March 31, 2024 and 2023
(Unaudited)
(Expressed in U.S. dollars unless otherwise noted)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2024 and December 31, 2023
(Unaudited – in thousands of U.S. dollars)

	Note	March 31, 2024	December 31, 2023

ASSETS
Current assets
Cash and cash equivalents		$514,747	$540,473
Term deposits		—	1,136
Accounts receivable and other	5	109,642	122,778
Inventories	6	255,228	235,890
Current derivative assets	18	1,611	2,502
Assets held for sale	4	27,535	27,627
		908,763	930,406
Restricted cash		2,035	2,085
Deferred tax assets		14,748	14,748
Other assets	7	223,724	185,209
Non-current derivative assets	18	2,658	7,036
Property, plant and equipment		3,821,019	3,755,559
Goodwill		92,591	92,591
		$5,065,538	$4,987,634
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$236,513	$254,030
Current portion of lease liabilities		4,487	5,020
Current portion of asset retirement obligations		3,538	4,019
Current derivative liabilities	18	3,612	279
Liabilities associated with assets held for sale	4	11,225	10,867
		259,375	274,215
Debt	8	643,762	636,059
Lease liabilities		11,076	12,092
Employee benefit plan obligations		10,230	10,261
Asset retirement obligations		126,012	125,090
Non-current derivative liabilities	18	27,128	18,843
Deferred income tax liabilities		407,448	399,109
		1,485,031	1,475,669
Equity
Share capital	14	3,419,937	3,413,365
Treasury stock		(13,128)	(19,263)
Contributed surplus		2,608,886	2,617,216
Accumulated other comprehensive income (loss)		25,480	(4,751)
Deficit		(2,454,815)	(2,488,420)
Total equity attributable to shareholders of the Company		3,586,360	3,518,147
Attributable to non-controlling interests		(5,853)	(6,182)
		3,580,507	3,511,965
		$5,065,538	$4,987,634

Approved on behalf of the Board of Directors
(signed) John Webster        Director         (signed) George Burns        Director

Date of approval: April 25, 2024
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three months ended March 31, 2024 and 2023
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

	Note	Three months ended March 31, 2024	Three months ended March 31, 2023

Revenue
Metal sales	9	$257,967	$227,815

Cost of sales
Production costs		123,006	109,711
Depreciation and amortization		54,479	62,353
		177,485	172,064

Earnings from mine operations		80,482	55,751

Exploration and evaluation expenses		4,433	5,836
Mine standby costs	10	2,686	3,504
General and administrative expenses		9,494	10,600
Employee benefit plan expense		1,174	1,513
Share-based payments expense	15	2,049	852
Write-down of assets		722	162
Foreign exchange (gain) loss		(172)	927
Earnings from operations		60,096	32,357

Other (expense) income	11	(8,934)	8,508
Finance recovery (costs)	12	32	(8,793)
Earnings from continuing operations before income tax		51,194	32,072
Income tax expense	13	16,052	12,731
Net earnings from continuing operations		35,142	19,341
Net loss from discontinued operations, net of tax	4	(1,381)	(1,124)
Net earnings for the period		$33,761	$18,217

Net earnings (loss) attributable to:
Shareholders of the Company		33,605	19,320
Non-controlling interests		156	(1,103)
Net earnings for the period		$33,761	$18,217

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		35,194	19,381
Discontinued operations		(1,589)	(61)
		$33,605	$19,320

Net earnings (loss) attributable to non-controlling interest:
Continuing operations		(52)	(40)
Discontinued operations		208	(1,063)
		$156	$(1,103)

Weighted average number of shares outstanding
Basic	14	202,706,218	184,020,335
Diluted	14	203,929,570	184,871,792

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$0.17	$0.10
Diluted earnings per share		$0.16	$0.10

Net earnings per share attributable to shareholders of the Company - Continuing operations:
Basic earnings per share		$0.17	$0.11
Diluted earnings per share		$0.17	$0.10
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income
For the three months ended March 31, 2024 and 2023
(Unaudited – in thousands of U.S. dollars)

	Three months ended March 31, 2024	Three months ended March 31, 2023

Net earnings for the period	$33,761	$18,217
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	34,873	23,442
Income tax expense on change in fair value of investments in marketable securities	(4,703)	(635)
Actuarial gains (losses) on employee benefit plans	83	(1,834)
Income tax (expense) recovery on actuarial losses on employee benefit plans	(22)	453
Total other comprehensive earnings for the period	30,231	21,426
Total comprehensive income for the period	$63,992	$39,643

Attributable to:
Shareholders of the Company	63,836	40,746
Non-controlling interests	156	(1,103)
	$63,992	$39,643

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2024 and 2023
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2024	Three months ended March 31, 2023

Cash flows generated from (used in):
Operating activities
Net earnings from continuing operations		$35,142	$19,341
Adjustments for:
Depreciation and amortization		55,344	63,121
Finance (recovery) costs	12	(32)	8,793
Interest income	11	(5,051)	(3,731)
Unrealized foreign exchange loss (gain)		1,662	(487)
Income tax expense	13	16,052	12,731
Loss on disposal of assets		182	85
Unrealized loss (gain) on derivative contracts	11	16,887	(625)
Write-down of assets		722	162
Share-based payments expense	15	2,049	852
Employee benefit plan expense		1,174	1,513
		124,131	101,755
Property reclamation payments		(835)	(912)
Employee benefit plan payments		(594)	(2,328)
Income taxes paid		(19,474)	(9,036)
Interest received		5,051	3,731
Changes in non-cash working capital	16	(13,024)	(52,231)
Net cash generated from operating activities of continuing operations		95,255	40,979
Net cash generated from operating activities of discontinued operations		110	316

Investing activities
Additions to property, plant and equipment		(120,688)	(72,271)
Capitalized interest paid		(8,908)	—
Proceeds from the sale of property, plant and equipment		12	—
Value added taxes related to mineral property expenditures, net		3,396	(3,061)
Purchase of marketable securities and investment in debt securities		(11,130)	(633)
Decrease in term deposits		1,136	35,000
Net cash used in investing activities of continuing operations		(136,182)	(40,965)

Financing activities
Issuance of common shares for cash, net of share issuance costs		4,616	434
Contributions from non-controlling interests		173	265
Proceeds from Term Facility - Commercial Loans and RRF Loans	8	15,312	—
Proceeds from Term Facility - VAT Facility	8	5,517	—
Interest paid		(8,347)	(16,814)
Principal portion of lease liabilities		(1,112)	(1,001)
Purchase of treasury stock		(958)	—
Net cash generated from (used in) financing activities of continuing operations		15,201	(17,116)

Net decrease in cash and cash equivalents		(25,616)	(16,786)
Cash and cash equivalents - beginning of period		540,473	279,735
Change in cash in disposal group held for sale	4	(110)	(672)
Cash and cash equivalents - end of period		$514,747	$262,277
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2024 and 2023
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2024	Three months ended March 31, 2023

Share capital
Balance beginning of period		$3,413,365	$3,241,644
Shares issued upon exercise of share options		4,616	717
Transfer of contributed surplus on exercise of options		1,956	307
Balance end of period	14	$3,419,937	$3,242,668

Treasury stock
Balance beginning of period		$(19,263)	$(20,454)
Purchase of treasury stock		(958)	—
Shares redeemed upon exercise of restricted share units		7,093	40
Balance end of period		$(13,128)	$(20,414)

Contributed surplus
Balance beginning of period		$2,617,216	$2,618,212
Share-based payments arrangements		719	180
Shares redeemed upon exercise of restricted share units		(7,093)	(40)
Transfer to share capital on exercise of options		(1,956)	(307)
Balance end of period		$2,608,886	$2,618,045

Accumulated other comprehensive loss
Balance beginning of period		$(4,751)	$(42,284)
Other comprehensive earnings for the period attributable to shareholders of the Company		30,231	21,426
Balance end of period		$25,480	$(20,858)

Deficit
Balance beginning of period		$(2,488,420)	$(2,593,050)
Net earnings attributable to shareholders of the Company		33,605	19,320
Balance end of period		$(2,454,815)	$(2,573,730)
Total equity attributable to shareholders of the Company		$3,586,360	$3,245,711

Non-controlling interests
Balance beginning of period		$(6,182)	$(3,200)
Earnings (loss) attributable to non-controlling interests		156	(1,103)
Contributions from non-controlling interests		173	265
Balance end of period		$(5,853)	$(4,038)
Total equity		$3,580,507	$3,241,673
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkiye, Canada, and Greece.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated under the Canada Business Corporations Act.
The Company’s head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
(a) Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2023.
The same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
All amounts are presented in U.S. dollars ("$") unless otherwise stated.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on April 25, 2024.
(b) Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual audited consolidated financial statements as at and for the year ended December 31, 2023.

3. Material accounting policies
Adoption of new accounting standards
The following amendments to standards were effective for annual periods beginning on or after January 1, 2024:
•Narrow scope amendments to IAS 1 Presentation of Financial Statements - Classification of liabilities as current or non-current.
•Narrow scope amendments to IAS 1 Presentation of Financial Statements - Non-current liabilities with covenants.
There was no material impact on the Company's consolidated financial statements from the adoption of these amendments.
(1)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
4. Disposal group held for sale & discontinued operations
Certej project
The Company is committed to a plan to sell the Certej project and has initiated an active program to locate a buyer. The Company is engaged in negotiations with potential buyers who are in the process of completing their due diligence. The Certej Project has been actively marketed for sale at a price that is reasonable in relation to its current fair value. The Company expects the sale to qualify for recognition as a completed sale within one year.
As at March 31, 2024, the disposal group was stated at fair value less costs to sell and comprised the following assets and liabilities:

	March 31, 2024	December 31, 2023

Cash	$880	$770
Accounts receivable and other	1,179	1,276
Inventories	1,609	1,586
Property, plant, and equipment	23,867	23,995
Assets held for sale	$27,535	$27,627

Accounts payable and accrued liabilities	$(474)	$(228)
Asset retirement obligations	(10,751)	(10,639)
Liabilities associated with assets held for sale	$(11,225)	$(10,867)

The fair value measurement for the disposal group has been categorized as a Level 3 fair value based on the expected cash consideration of a sale, less estimated costs of disposal.
The results from operations of the Romanian reporting segment include:

	Three months ended	Three months ended
	March 31, 2024	March 31, 2023

Expenses	$(1,381)	$(1,124)
Loss from operations	(1,381)	(1,124)
Income tax expense	—	—
Loss from discontinued operations, net of tax	$(1,381)	$(1,124)

Loss from discontinued operations attributable to shareholders of the Company	$(1,589)	$(61)
Gain (loss) from discontinued operations attributable to non-controlling interest	$208	$(1,063)

Basic and diluted loss per share attributable to shareholders of the Company	$(0.01)	$—

Net cash generated from operating activities of the Romanian reporting segment during the three months ended March 31, 2024 was $0.1 million (three months ended March 31, 2023 – $0.3 million).
(2)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
5. Accounts receivable and other

	March 31, 2024	December 31, 2023

Trade receivables	$50,446	$49,387
Value added tax and other taxes recoverable	18,305	29,465
Other receivables and advances	20,536	21,097
Prepaid expenses and deposits	17,504	19,997
Investment in marketable securities and debt securities	2,851	2,832
	$109,642	$122,778

6. Inventories

	March 31, 2024	December 31, 2023

Ore stockpiles	$11,904	$9,856
In-process inventory and finished goods	122,143	102,884
Materials and supplies	121,181	123,150
	$255,228	$235,890

7. Other assets

	March 31, 2024	December 31, 2023

Investment in marketable securities and debt securities	$149,107	$105,966
Long-term value added tax and other taxes recoverable	72,811	74,495
Prepaid loan costs	821	3,175
Prepaid forestry fees	982	1,403
Other	3	170
	$223,724	$185,209

Deferred Consideration
On October 27, 2021, the Company completed a sale of the Tocantinzinho Project ("TZ"), a non-core gold asset, located in Brazil. The Company entered into a definitive agreement with G Mining Ventures Corp. (“GMIN”) to divest TZ. Under the terms of the Agreement, Eldorado will receive a deferred consideration of $60 million in cash to be paid subject to TZ commencing commercial production, payable on the first anniversary of commercial production (“Deferred Consideration”). GMIN has the option to defer 50% of the Deferred Consideration at a cost of $5 million, in which case $30 million is payable upon the first anniversary of the commencement of commercial production and $35 million is payable upon the second anniversary of the commencement of commercial production. The Company has not recorded any asset or income for the deferred consideration.
(3)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
8. Debt

	March 31, 2024	December 31, 2023
Senior notes, net of unamortized transaction fees of $5,130 (2023 – $5,325) and initial redemption option of $3,518	$498,388	$498,326
Redemption option derivative asset	(7,778)	(5,635)
Term Facility commercial loans, net of unamortized transaction fees of $20,350	104,011	100,890
Term Facility RRF loans, net of unamortized transaction fees of $5,928	42,437	39,209
Term Facility revolving VAT facility, net of unamortized transaction fees of $727	7,982	3,269
Term Facility overrun facility, unamortized transaction fees	(1,278)	—
	$643,762	$636,059

(a) Senior Notes
On August 26, 2021, the Company completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “senior notes”). The senior notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022.
The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company.
The senior notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The increase in fair value for the three months ended March 31, 2024 is $2.1 million (three months ended March 31, 2023 – $1.1 million), which is recognized in finance (recovery) costs.
The senior notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at March 31, 2024.
The fair market value of the senior notes as at March 31, 2024 is $480.2 million (December 31, 2023 - $471.6 million).

(b) Skouries Project Financing Facility ("Term Facility")
On April 5, 2023, the Company completed the €680.4 million Term Facility for the development of the Skouries project in Northern Greece. The Term Facility includes €200.0 million of funds from the Greek Recovery and Resilience Facility (the "RRF"). The Term Facility also provides a €30.0 million revolving credit facility to fund reimbursable value added tax ("VAT") expenditures relating to the Skouries project. The project financing further includes a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders and Hellas Gold Single Member S.A. ("Hellas") in the same proportion as the other components of the Term Facility. The Term Facility is non-recourse to Eldorado Gold Corporation and is secured by the Skouries project and the Hellas operating assets.
The Company's equity commitment for the project is backstopped by a letter of credit in the amount of €126.2 million ($136.4 million) as at March 31, 2024, issued under the Company's $250 million amended and restated fourth senior secured credit facility (the "Fourth ARCA") (Note 8(c)). The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project.

(4)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
8. Debt (continued)
(b) Skouries Project Financing Facility ("Term Facility") (continued)
The Term Facility includes the following components:
i.€480.4 million commercial loans at a variable interest rate comprised of six-months EURIBOR plus a fixed margin, with 70% of the variable rate exposure economically hedged through an interest rate swap for the term of the facility (Note 18(e)).
ii.€100.0 million initial RRF loans at a fixed interest rate of 3.04% for the term of the facility.
iii.€100.0 million additional RRF loan at a fixed interest rate of 4.06% for the term of the facility.
In the three months ended March 31, 2024, the Company completed one drawdown on the Term Facility totalling €14.1 million ($15.3 million), including €9.7 million ($10.5 million) of commercial loans and €4.4 million ($4.8 million) from the RRF loans. Additionally, in the three months ended March 31, 2024, the Company completed drawdowns on the VAT revolving credit facility totalling €5.1 million ($5.5 million) and made no repayments during the period.
In April 2023, in accordance with the requirements of the Term Facility, the Company entered into a secured hedging program including gold and copper commodity swaps, an interest rate swap and U.S. dollar to Euro forward contracts (Note 18(d),(e),(f)).
Drawings from the Term Facility will continue on a periodic basis through the earlier of March 31, 2026, or three months following completion of the Skouries project. There is a deferral option, which if exercised, will extend drawings from the Term Facility through the earlier of August 26, 2026, or three months following completion of the Skouries project.
Repayment of the commercial loans, the RRF loans, and the Contingent Overrun Facility will commence on June 30, 2026, with 14 semi-annual installments, through to December 31, 2032. If the deferral option is exercised, repayment will commence on December 31, 2026, with 13 semi-annual installments, through to December 31, 2032.
Proceeds from the VAT Facility will be drawn and repaid on a revolving basis, with a maturity date of the earlier of June 30, 2027, or 18 months following completion of the Skouries project.
The Term Facility contains a number of standard financial covenants, including debt service and leverage ratios. The Company is in compliance with its covenants as at March 31, 2024.
As at March 31, 2024, €88.7 million ($95.9 million) (December 31, 2023 - €86.8 million ($95.9 million)) of cash and cash equivalents are designated for the use of constructing the Skouries project and to fund reimbursable VAT expenditures relating to the Skouries project. As at March 31, 2024, this amount includes proceeds from the Term Facility of €58.7 million ($63.5 million) (December 31, 2023 - €86.8 million ($95.9 million)).

(c) Senior Secured Credit Facility
On October 15, 2021, the Company executed the Fourth ARCA with an option to increase the available credit by $100 million through the accordion feature, and with a maturity date of October 15, 2025.
The Company's equity commitment for the Skouries project is backstopped by a letter of credit issued under the Company's revolving credit facility. As at March 31, 2024, after giving effect to investments in the project to date and including proceeds from the EBRD investment, the amount outstanding under the letter of credit for Skouries was €126.2 million ($136.4 million) and the Company's available balance on the revolving credit facility was $113.2 million. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries project.

(5)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
9. Revenue
For the three months ended March 31, 2024, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$76,222	$92,998	$—	$169,220
Gold revenue - concentrate	39,556	—	29,067	68,623
Silver revenue - doré	844	455	—	1,299
Silver revenue - concentrate	1,645	—	6,787	8,432
Lead concentrate	—	—	4,146	4,146
Zinc concentrate	—	—	4,345	4,345
Revenue from contracts with customers	$118,267	$93,453	$44,345	$256,065
Gain on revaluation of derivatives in trade receivables - gold	87	—	482	569
Gain on revaluation of derivatives in trade receivables - other metals	—	—	1,333	1,333
	$118,354	$93,453	$46,160	$257,967

For the three months ended March 31, 2023, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$71,220	$73,199	$—	$144,419
Gold revenue - concentrate	36,731	—	23,031	59,762
Silver revenue - doré	834	441	—	1,275
Silver revenue - concentrate	929	—	8,306	9,235
Lead concentrate	—	—	6,970	6,970
Zinc concentrate	—	—	4,150	4,150
Revenue from contracts with customers	$109,714	$73,640	$42,457	$225,811
Gain on revaluation of derivatives in trade receivables - gold	3,010	—	331	3,341
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(1,337)	(1,337)
	$112,724	$73,640	$41,451	$227,815

(6)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
10. Mine standby costs

	Three months ended March 31, 2024	Three months ended March 31, 2023

Stratoni	$1,895	$2,952
Other mine standby costs	791	552
	$2,686	$3,504

11. Other (expense) income

	Three months ended March 31, 2024	Three months ended March 31, 2023

Unrealized (loss) gain on derivative instruments	$(16,887)	$625
Interest income	5,051	3,731
Other	2,902	4,152
	$(8,934)	$8,508

12. Finance (recovery) costs

	Three months ended March 31, 2024	Three months ended March 31, 2023

Interest expense on senior notes	$7,874	$7,870
Interest cost on Term Facility	3,703	—
Other interest and financing (recovery) costs	(3,133)	456
Change in fair value of redemption option derivative (Note 8)	(2,143)	(1,052)
Interest expense on lease liabilities	399	444
Asset retirement obligation accretion	1,217	1,075
Total finance costs	$7,917	$8,793
Less: capitalized interest	(7,949)	—
	$(32)	$8,793

13. Income taxes

	Three months ended March 31, 2024	Three months ended March 31, 2023

Current tax expense	12,438	20,481
Deferred tax expense (recovery)	3,614	(7,750)
	$16,052	$12,731

(7)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
14. Share capital and earnings per share
(a) Share capital

	2024		2023
Voting common shares	Number of Shares	Total	Number of Shares	Total

Balance at January 1,	203,138,351	$3,413,365	184,800,571	$3,241,644
Shares issued upon exercise of share options	825,522	4,616	87,163	717
Estimated fair value of share options exercised transferred from contributed surplus	—	1,956	—	307
Balance at March 31,	203,963,873	$3,419,937	184,887,734	$3,242,668

(b) Earnings per share
The weighted average number of common shares for the purposes of diluted earnings per share reconciles to the weighted average number of common shares used in the calculation of basic earnings per share as follows:

	Three months ended March 31, 2024	Three months ended March 31, 2023
Weighted average number of common shares used in the calculation of basic earnings per share	202,706,218	184,020,335
Dilutive impact of share options	532,278	557,184
Dilutive impact of restricted share units and restricted share units with performance criteria	515,449	291,964
Dilutive impact of performance share units	175,625	2,309
Weighted average number of common shares used in the calculation of diluted earnings per share	203,929,570	184,871,792

As at March 31, 2024, 1,988,796 options (March 31, 2023 – 2,387,247) were excluded from the dilutive weighted-average number of common shares calculation because their effect would have been anti-dilutive.

(8)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
15. Share-based payment expense
Share-based payments expense consists of:

	Three months ended March 31, 2024	Three months ended March 31, 2023

Share options	$655	$490
Restricted shares with no performance criteria	527	(33)
Restricted shares with performance criteria	(630)	(448)
Performance shares	167	171
Deferred units	1,330	672
	$2,049	$852

16. Supplementary cash flow information

	Three months ended March 31, 2024	Three months ended March 31, 2023
Changes in non-cash working capital:
Accounts receivable and other	$18,259	$(38,365)
Inventories	(11,792)	(13,072)
Accounts payable and accrued liabilities	(19,491)	(794)
	$(13,024)	$(52,231)

17. Commitments and contractual obligations
The Company’s commitments and contractual obligations that had significant changes as at March 31, 2024 compared to December 31, 2023 include:

	Within 1 year	2 years	3 years	4 years	5 years	Over 5 years	Total

Debt - Term Facility*	$—	$—	$82,267	$73,558	$33,822	$—	$189,647
Purchase obligations	22,309	484	144	28	—	—	22,965
* Does not include interest on debt.
Purchase obligations relate primarily to operating costs at all mines and capital projects at Kisladag, Skouries and Efemcukuru.

(9)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
18. Derivative financial instruments

	March 31, 2024	December 31, 2023

Assets
Foreign currency collars	$76	$1,338
Euro forward contracts	365	1,513
Interest rate swaps	1,267	458
Foreign currency forward contracts	2,561	6,229
Total derivative assets	$4,269	$9,538

Classified as:	March 31, 2024	December 31, 2023

Current	$1,611	$2,502
Non-current	2,658	7,036
	$4,269	$9,538

	March 31, 2024	December 31, 2023

Liabilities
Foreign currency collars	$20	$—
Euro forward contracts	1,440	35
Gold collars	10,175	3,026
Gold commodity swaps	8,170	2,966
Copper commodity swaps	2,603	1,032
Interest rate swaps	8,332	12,063
Total derivative liabilities	$30,740	$19,122

Classified as:	March 31, 2024	December 31, 2023

Current	$3,612	$279
Non-current	27,128	18,843
	$30,740	$19,122

(10)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
18. Derivative financial instruments (continued)
(a)Foreign Currency Collars
During 2023, the Company entered into zero-cost collars (purchase of a put option and sale of a call option) to reduce the risk associated with fluctuations of the Euro and Canadian dollar at Olympias and Lamaque, respectively. These derivatives set a band within which the Company expects to be able to protect against currency movements, either above or below specific strike prices. These derivatives are not designated as hedging instruments. Changes in the fair value of the foreign currency collars are recorded in other (expense) income.
As at March 31, 2024, the Company's outstanding currency derivative instruments were as follows:

2024
Canadian dollar collars
Canadian dollar contracts	US$81,000
Weighted average put strike price (USD:CDN)	1.30
Weighted average call strike price (USD:CDN)	1.44

Euro collars
Euro contracts	€58,500
Weighted average put strike price (EUR:USD)	1.14
Weighted average call strike price (EUR:USD)	1.03

Canadian dollar collars totalling $27.0 million and Euro collars totalling €19.5 million expired in the three months ended March 31, 2024 without financial settlement.

(b)Euro Forward Contracts
In August 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries project. From June 30, 2024 to May 31, 2025, €5.0 million will be delivered to the Company every month at a forward rate of EUR/USD 1.1160.
In October 2023, the Company entered into additional foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate. From June 2024 to May 2025, €2.5 million will be delivered to the Company every month at a forward rate of EUR/USD 1.0785.
The foreign currency forward contracts have not been designated as hedging instruments. Changes in the fair value of the foreign currency forward contracts will be recorded in other (expense) income.
(11)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
18. Derivative financial instruments (continued)
(c)Gold Collars
In May 2023, the Company entered into zero-cost collars (purchase of a put option and sale of a call option) to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. These derivatives set a band within which the Company expects to be able to protect against gold price movements, either above or below specific strike prices. Under the gold collars, 16,667 ounces settle monthly during the period from June 2023 through December 2025.
These derivatives are not designated as hedging instruments. Changes in the fair value of the gold collars are recorded in other (expense) income.
As at March 31, 2024, the Company's outstanding gold collars were as follows:

	2024	2025

Gold ounces	150,003	200,004
Weighted average put strike price per ounce	US$1,800	US$1,900
Weighted average call strike price per ounce	US$2,765	US$2,667

Gold collars totalling 50,001 ounces expired during the three months ended March 31, 2024 without financial settlement.
(d)Gold and Copper Commodity Swaps
In April 2023, in conjunction with the Term Facility, the Company entered into gold and copper commodity swap contracts for settlement on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026. The gold commodity swap contracts total 32,000 ounces at a forward price of US$2,160 per ounce and will be financially settled. The copper commodity swap contracts total 6,160 tonnes of copper at a forward price of US$8,525 per tonne and will be financially settled.
These derivatives have not been designated as hedging instruments. Changes in the fair value of the gold and copper forward sales contracts are recorded in other (expense) income.
(e)Interest Rate Swaps
In April 2023, in conjunction with the Term Facility, the Company entered into interest rate swaps covering 70% of the variable interest rate exposure under the six-months EURIBOR index. The interest rate swaps have a fixed rate of 3.11% and mature on December 31, 2032. The interest payment frequency is every six months.
The interest rate swaps have not been designated as hedging instruments. Changes in the fair value of the interest rate swaps are recorded in other (expense) income.
During the three months ended March 31, 2024, there were no interest rate swap settlements.
(f)Foreign Currency Forward Contracts
In April 2023, in conjunction with the Term Facility, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments. From June 30, 2026 to December 31, 2029, €17.0 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1473. From June 28, 2030 to December 30, 2032, €11.4 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1704.
The foreign currency forward contracts have not been designated as hedging instruments. Changes in the fair value of the foreign currency forward contracts will be recorded in other (expense) income.
(12)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
19. Financial instruments by category
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
Assets and liabilities measured at fair value as at March 31, 2024 and December 31, 2023 are as follows:

	March 31, 2024			December 31, 2023
	Carrying amount		Fair value	Carrying amount		Fair value
	Level 1(13)	Level 2		Level 1(13)	Level 2

Marketable securities (1)	143,889	—	143,889	100,794	—	100,794
Investments in debt securities (2)	8,068	—	8,068	8,004	—	8,004
Settlement receivables (3)	—	50,446	50,446	—	49,387	49,387
Redemption option derivative asset (4)	—	7,778	7,778	—	5,635	5,635
Senior notes, excluding derivative asset (5)	—	(498,388)	(480,200)	—	(498,326)	(471,600)
Term Facility - commercial loans (6)	—	(104,011)	(104,011)	—	(100,890)	(100,890)
Term Facility - RRF loans (6)	—	(42,437)	(42,437)	—	(39,209)	(39,209)
Term Facility - revolving VAT facility (6)	—	(7,982)	(7,982)	—	(3,269)	(3,269)
Term Facility - transaction costs on overrun facility (6)	—	1,278	1,278	—	—	—
Foreign currency collars - assets (7)	—	76	76	—	1,338	1,338
Foreign currency collars - liabilities (7)	—	(20)	(20)	—	—	—
Euro forward contracts - assets (8)	—	365	365	—	1,513	1,513
Euro forward contracts - liabilities (8)	—	(1,440)	(1,440)	—	(35)	(35)
Gold collars - liabilities (9)	—	(10,175)	(10,175)	—	(3,026)	(3,026)
Gold commodity swaps - liabilities (10)	—	(8,170)	(8,170)	—	(2,966)	(2,966)
Copper commodity swaps - liabilities (10)	—	(2,603)	(2,603)	—	(1,032)	(1,032)
Interest rate swaps - assets (11)	—	1,267	1,267	—	458	458
Interest rate swaps - liabilities (11)	—	(8,332)	(8,332)	—	(12,063)	(12,063)
Foreign currency forward contracts - assets (12)	—	2,561	2,561	—	6,229	6,229
Net financial assets (liabilities)	$151,957	$(619,787)	$(449,642)	$108,798	$(596,256)	$(460,732)
(13)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
19. Financial instruments by category (continued)

(1)Marketable securities include publicly-traded equity investments classified as fair value through other comprehensive income.
(2)Investments in debt securities include publicly-traded debt securities classified as fair value through other comprehensive income.
(3)Settlement receivables arise from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss with fair value determined based on forward metal prices for the quotational period. Changes in fair value are recorded in revenue.
(4)The redemption option derivative asset associated with the senior secured notes is an embedded derivative separately recognized to reflect the redemption features of the senior notes and is classified as fair value through profit and loss (Note 8) with fair value based on models using observable interest rate inputs. Changes in fair value are recorded in finance costs.
(5)Senior notes, excluding the redemption option derivative asset (Note 8), is carried at amortized cost. The fair value of the senior secured notes is based on observable prices in inactive markets.
(6)The Term Facility (Note 8) is carried at amortized cost. The fair value of the Term Facility approximates the carrying amount.
(7)Canadian dollar and Euro zero-cost collars classified as fair value through profit and loss (Note 18(a)) with fair value based on observable forward foreign exchange rates.
(8)Euro forward contracts classified as fair value through profit and loss (Note 18(b)) with fair value based on observable forward foreign exchange rates.
(9)Gold zero-cost collars classified as fair value through profit and loss (Note 18(c)) with fair value based on observable forward metal prices.
(10)Gold and copper commodity swaps classified as fair value through profit and loss (Note 18(d)) with fair value based on observable forward metal prices.
(11)Interest rate swaps classified as fair value through profit and loss (Note 18(e)) with fair value based on observable forward interest rates.
(12)U.S. dollar to Euro forward contracts classified as fair value through profit and loss (Note 18(f)) with fair value based on observable forward foreign exchange rates.
(13)The fair value of financial instruments traded in active markets are based on quoted market prices at the date of the statements of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

There were no amounts transferred between levels of the fair value hierarchy during the three months ended March 31, 2024. Financial assets and liabilities carried at amortized cost and whose carrying amount approximates fair values due to their short-term maturities are excluded from the table. This includes cash and cash equivalents, term deposits, other receivables and deposits, other assets, accounts payable and accrued liabilities.

(14)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
20. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at March 31, 2024 are outlined below.
Foreign Exchange Risk
The Company is exposed to foreign exchange risk arising from transactions denominated in foreign currencies, particularly from its operations in Turkiye, Canada and Greece.
The Company continues to use zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar (Note 18(a)) at the Olympias mine and Lamaque operations, respectively.
In conjunction with the Term Facility, the Company also uses foreign currency forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries project (Note 18(b)), and a portion of the Term Facility repayments (Note 18(f)), reducing its exposure to foreign exchange risk.
Metal Price and Global Market Risk
The Company is subject to price risk for fluctuations in the market price of gold and other metals.
In conjunction with the Term Facility, the Company continues to use gold and copper commodity swap contracts, reducing its exposure to fluctuations in future metal prices. The contracts settle on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026 (Note 18(d)).
The Company also uses zero-cost gold collars to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. Under the gold collars, 16,667 ounces settle monthly during the period from June 2023 through December 2025 (Note 18(c)).
Interest Rate Risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.
Borrowings under the Term Facility include amounts at variable rates based on 6 month EURIBOR. To reduce interest rate risk, the Company has entered into an interest rate swap covering 70% of the variable interest rate exposure related to the Term Facility (Note 18(e)).
Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. The Company also monitors the credit ratings of all financial institutions in which it holds cash and investments.
Liquidity Risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.
The Company's equity commitment for the Skouries project is backstopped by a letter of credit issued under the Company's revolving credit facility. As at March 31, 2024, after giving effect to investments in the project to date and including proceeds from the EBRD investment, the amount outstanding under the letter of credit for Skouries was €126.2 million ($136.4 million) and the Company's available balance on the revolving credit facility was $113.2 million. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries project.
(15)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
21. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or “CODM”) in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings (loss) from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at March 31, 2024, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkiye reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkiye. The Canada reporting segment includes Lamaque and exploration activities in Canada. The Greece reporting segment includes the Olympias mine, the Skouries and Perama Hill projects and exploration activities in Greece. The Greece segment also includes the Stratoni mine and mill, which transitioned to care and maintenance during 2022. The Romania reporting segment includes the Certej project and exploration activities in Romania, and is classified as a disposal group held for sale at March 31, 2024. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the reporting segments share similar economic characteristics and have been aggregated accordingly.

(16)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
21. Segment information (continued)

For the three months ended March 31, 2024	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$118,354	$93,453	$46,160	$—	$—	$257,967
Production costs	52,782	35,201	35,023	—	—	123,006
Depreciation and amortization	22,818	18,651	13,010	—	—	54,479
Earnings (loss) from mine operations	$42,754	$39,601	$(1,873)	$—	$—	$80,482

Other significant items of income and expense
Write-down (recovery) of assets	$1,064	$—	$(342)	$—	$—	$722
Exploration and evaluation expenses	1,171	2,530	141	—	591	4,433
Mine standby costs	—	277	2,409	—	—	2,686
Income tax expense (recovery)	3,522	12,840	4,393	—	(4,703)	16,052
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(1,589)	—	(1,589)

Capital expenditure information
Additions to property, plant and equipment during the period **	$31,261	$26,522	$57,157	$—	$7,062	$122,002
Capitalized interest	—	—	7,949	—	—	7,949

Information about assets and liabilities
Property, plant and equipment	$833,352	$737,188	$2,236,555	$—	$13,924	$3,821,019
Goodwill	—	92,591	—	—	—	92,591
	$833,352	$829,779	$2,236,555	$—	$13,924	$3,913,610

Debt	$—	$—	$153,152	$—	$490,610	$643,762
* Discontinued Operations (Note 4).
** Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

(17)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2024 and 2023
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
21. Segment information (continued)

For the three months ended March 31, 2023	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$112,724	$73,640	$41,451	$—	$—	$227,815
Production costs	48,243	29,202	32,266	—	—	109,711
Depreciation and amortization	30,806	18,553	12,994	—	—	62,353
Earnings (loss) from mine operations	$33,675	$25,885	$(3,809)	$—	$—	$55,751

Other significant items of income and expense
Write-down of assets	$162	$—	$—	$—	$—	$162
Exploration and evaluation expenses	1,896	3,236	184	—	520	5,836
Mine standby costs	—	305	3,199	—	—	3,504
Income tax expense (recovery)	11,722	6,832	(5,188)	—	(635)	12,731
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(61)	—	(61)

Capital expenditure information
Additions to property, plant and equipment during the period**	$24,654	$20,427	$35,033	$—	$3,243	$83,357
* Discontinued Operations (Note 4).
** Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

For the year ended December 31, 2023	Turkiye	Canada	Greece	Romania*	Other	Total

Information about assets and liabilities
Property, plant and equipment	$831,756	$729,685	$2,179,782	$—	$14,336	$3,755,559
Goodwill	—	92,591	—	—	—	92,591
	$831,756	$822,276	$2,179,782	$—	$14,336	$3,848,150

Debt	$—	$—	$143,368	$—	$492,691	$636,059
* Discontinued Operations (Note 4).
(18)